EXHIBIT 99.81

RETURN CARD

TASMAN METALS LTD.
(the “Corporation”)

2011 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Corporation’s annual financial statements and related MD&A and/or interim financial statements and related MD&A.  If you wish to receive such mailings, please complete and return this form to:

TASMAN METALS LTD.
 #1305 – 1090 West Georgia Street
Vancouver, BC   V6E 3V7

The undersigned Securityholder hereby elects to receive or not receive:

[ ] Yes [ ] No	Interim Financial Statements for the first, second and third financial quarters of 2011 and the related MD&A;

--- and / or ---

[ ] Yes [ ] No	Annual Financial Statements for the fiscal year ended August 31, 2011 and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name: __________________________________________________________

Address:________________________________________________________

                ________________________________________________________

Postal Code:_____________________________________________________

I confirm that I am a: [  ]  registered shareholder  OR  [  ]  beneficial shareholder of the Corporation.

Signature of Securityholder:	Date:

ISIN:               CA87652B1031
CUSIP:           87652B103